Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Health Care Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

January 15, 2010

Re:	Domtar Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Schedule Definitive 14A filed April 24, 2009 for May 29, 2009

Schedule Preliminary 14A filed March 12, 2009 for May 29, 2009

Forms 10-Q for Quarters Ended March 31, June 30 and September 30, 2009

SEC file reference no. 1-33164.

Dear Mr. Reynolds:

We have reviewed your comment letter, dated December 31, 2009, with respect to our filings referred to above. Please find below our responses to your comments. For the convenience of the Staff, we have restated in this response letter each of the comments in the comment letter and numbered each of the responses to correspond with the numbers of the comments in the comment letter.

Form 10-K for the Year Ended December 31, 2008

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38.

1.	We refer you to the Papers and Wood selected financial information tables on pages 47 and 51, respectively. Please tell us what the benchmark prices represent in each table. Also tell us if the benchmark prices differ significantly from Domtar Corporation’s comparative product transaction or sales prices and, if so, tell us why you do not discuss and analyze the differences.

www.domtar.com

1. Domtar Corporation Response:

The benchmark prices on page 47 (Papers segment) and page 51 (Wood segment) are average industry prices published in industry publications, Pulp and Paper Week, in the case of the Papers segment, and Random Lengths, in the case of the Wood segment.

We previously disclosed this information in our periodic reports because we believe it provided investors useful information about the approximate market price levels of these products during the relevant reporting period, which affects our actual sales prices and thus our sales and profitability, without disclosing company specific competitively sensitive information. This information also enables investors to monitor market pricing trends from period to period. There was, and continues to be in the case of the Wood segment, a strong correlation between the industry benchmark prices and our average transaction prices although the benchmark prices differ from our transaction prices as the actual transaction or sale prices are based on our arms length negotiations with our clients. We believe the benchmark prices, in conjunction with the analysis under the heading “sales” and the heading “pricing environment” in the Management’s Discussion and Analysis section (pages 47 and 48 for Papers segment and pages 51 and 52 for Wood segment), provide investors with sufficient information to fully understand the sales portion of the results of operations on a segment basis.

In 2009, we decided to cease disclosing information on benchmark pricing for the Papers segment in our periodic reports as we believe the benchmark prices no longer accurately reflects market conditions.

Schedule Definitive 14A filed April 24, 2009 for May 29, 2009

2.	We note that Exhibit 10.40, the Credit Agreement, does not include the schedules and exhibits. Please file this agreement in its entirety and with all attachments as required by Item 601(b)(10) of Regulation S-K, or advise.

2. Domtar Corporation Response:

We believe you are referring to Exhibit 10.40 (Credit Agreement) to the Form 10-K for the year ended December 31, 2008, incorporated by reference to Exhibit 10.45 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 9, 2007. We will file the Credit Agreement with all schedules and exhibits with our 2009 Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2009; Notes to the Consolidated Financial Statements, page 8

3.	Please tell us and describe your accounting policy with respect to alternative fuel tax credits in future filings. In this regard, clarify whether you believe the credits are taxable and whether you recognized any unrecognized tax benefits.

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3. Domtar Corporation Response:

Our accounting policy with respect to alternative fuel tax credits was described in note (a) to our segment disclosures set forth in Note 13 to our consolidated financial statements contained in our Form 10-Q for the quarter ended September 30, 2009 as well as on page 49 under Management’s Discussion and Analysis – Papers segment.

As way of background information, there are two different methods to claim these credits – immediate refund or via the Company’s annual U.S. income tax return. There is no clear agency guidance with regards to the taxability of the alternative fuel mixture tax credits for either of these methods. During the second quarter of 2009, the Company stopped claiming these credits for immediate refund as they were being earned and in the third quarter of 2009 ultimately decided to claim the remaining refundable credits on the Company’s 2009 annual U.S. income tax return, which is expected to be filed in the first half of 2010.

In the first and second quarters of 2009, we treated the alternative fuel mixture tax credits as taxable and recorded a corresponding income tax provision. Upon further review and consultation, in the third quarter of 2009, we determined that to the extent the Company has taxes payable, alternative fuel mixture tax credits not claimed for immediate refund and to be claimed on the Company’s annual U.S. income tax return are first utilized to offset these amounts and are not considered taxable. We thus recorded a corresponding $21 million tax benefit related to credits earned in the third quarter of 2009. Further alternative fuel mixture credits were earned in the fourth quarter 2009 on which we will perform a similar analysis to determine the amount that ultimately is non-taxable.

Additionally, during the fourth quarter of 2009, the Company completed its assessment of the taxability of the alternative fuel mixture tax credits and now believes that a further portion of the income associated with the alternative fuel tax credit already recorded during 2009 may not be subject to tax. This assessment will result in a significant increase in the provision for unrecognized income tax benefits on the balance sheet as of December 31, 2009 with a corresponding decrease in applicable income tax balances. The Company does not expect material changes to its Consolidated Balance Sheet or Consolidated Statement of Earnings for amounts previously recorded in the first three quarters of 2009.

In our 2009 Form 10-K we will include the following disclosure as part of our accounting policy note:

Alternative Fuel Mixture Tax Credits

The U.S. Internal Revenue Code of 1986, as amended (the “Code”) permits a refundable excise tax credit for the production and use of alternative fuel mixtures derived from biomass. The Company submitted an application with the U.S. Internal Revenue Service (“IRS”) to be registered as an alternative fuel mixer and received notification that its registration had been accepted in late March 2009. The Company began producing and consuming alternative fuel mixtures in February 2009 at its eligible mills. In 2009, the

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Company recorded $498 million of such credits in Other operating (income) loss on the Consolidated Statement of Earnings. The amounts for the refundable credits are based on the volume of alternative fuel mixtures produced and burned during that period. According to the Code, the tax credit expires at the end of 2009.

In 2009, the Company received $140 million in cash related to these claims. Any receivables under this program are presented as a component of Income and other taxes receivable on the Consolidated Balance Sheet. In the second quarter of 2009, the Company stopped claiming these credits for immediate refund as they were being earned and ultimately decided to claim the remaining refundable credits on the Company’s 2009 annual U.S. income tax return, which is expected to be filed in the first half of 2010. Please refer to note XX, “Income Taxes”, for additional information regarding unrecognized tax benefits.

Please refer to our response to comment 6 below regarding disclosure related to unrecognized tax benefits in the 2009 Form 10-K.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42;

Nine Months Ended September 30, 2009 Versus Nine Months Ended September 28, 2008, page 46;

Income Taxes, page 47

4.	We note that your effective tax rate in the third quarter 2009 was 30% compared to 42% in the third quarter 2008, and that the reduction was partly due to the additional tax benefits related to the alternative fuel mixture credit. Please further explain to us the basis for these additional tax benefits and quantify their impact on your effective tax rate in the third quarter 2009.

4. Domtar Corporation Response:

The Company treated the income from the alternative fuel mixture credit as a discrete item with respect to the quarterly tax provisions for 2009 with tax expense calculated using the applicable statutory tax rate of 39.3%. As a result of the Company’s decision in the third quarter of 2009 to claim the remaining credits on the Company’s 2009 annual U.S. tax return, the Company determined that a portion of the alternative fuel mixture credit earned during the third quarter of 2009 was non-taxable and met the tax benefit recognition standard, resulting in the recognition of a tax benefit of approximately $21 million and a corresponding reduction in the effective tax rate for the third quarter of 2009 by approximately 8%. This non-taxable portion of the alternative fuel mixture credit recognized in 2009 will be disclosed in our effective tax rate reconciliation included in our income tax note disclosure to our consolidated financial statements included in our 2009 Form 10-K.

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5.	Please tell us the income tax related to the alternative fuel mixture income of $159 million and $336 million that you recorded for the three and nine months ended September 30, 2009, respectively, and tell us the tax rate(s) used to calculate the respective income tax expense for each of these periods. If the tax rate changed during fiscal 2009:

•	quantify and explain to us the basis for the tax treatment change(s),
•	tell us if the change(s) had a significant impact on your financial results and,
•	if so, tell us how you considered the requirements of Item 303 of Regulations S-K for such material change(s).

5. Domtar Corporation Response:

In the third quarter of 2009, the Company determined that a portion of the alternative fuel mixture credit earned during the third quarter of 2009 was non-taxable and met the tax benefit recognition standard, resulting in the recognition of a tax benefit of approximately $21 million. For the balance of the alternative fuel mixture credit, the Company recorded $43 million and $113 million of income tax expense related to the alternative fuel mixture credit income for the three and nine months ended September 30, 2009, respectively, using a tax rate of 39.3%. There was no material change in the tax rate used to calculate the income tax expense associated with the income from the alternative fuel mixture credit during fiscal 2009 and as a result we did not believe there was any need to discuss this further in our Management’s Discussion and Analysis. Additionally, as noted above in our response to comment 4, any non-taxable portion of the alternative fuel mixture credit will be disclosed in our 2009 Form 10-K.

6.	We note on page 32 that you recorded $336 million in tax credits for the nine months ended September 30, 2009 in “Other operating (income) loss”. Please tell us if this alternative fuel mixture income is taxable, and whether there are any associated material implications in the uncertainties associated with the methods, assumptions and estimates underlying the Company’s income taxes. If so and with a view towards disclosure, provide us with the text of the proposed disclosure that you will include in future filings.

6. Domtar Corporation Response:

Please refer to our response to comment 3.

In the third quarter of 2009, the Company determined that to the extent the Company has taxes payable, alternative fuel mixture tax credits not claimed for immediate refund are first utilized to offset these amounts and are not considered taxable. During the fourth quarter of 2009, the Company completed its assessment of the taxability of the alternative fuel mixture tax credits and also now believes that a further portion of the income associated with the alternative fuel tax credit already recorded during 2009 may not be subject to tax. This assessment will result in a significant increase in the provision for unrecognized income tax benefits on the balance sheet as

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of December 31, 2009 with a corresponding decrease in applicable income tax balances. The Company does not expect material changes to its Consolidated Balance Sheet or Consolidated Statement of Earnings for amounts previously recorded in the first three quarters of 2009.

We will include the following text in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2009 Form 10-K:

During 2009, the Company recorded a liability of $X million for unrecognized income tax benefits associated with the alternative fuel mixture tax credits income. If the Company’s income tax positions with respect to the alternative fuel mixture tax credits are sustained, either all or in part, then the Company would recognize a tax benefit in the future equal to the amount of the benefits sustained. The Company does not expect any material changes to the amount of these benefits to occur within the next 12 months.

In addition to the disclosure noted above, any further required income tax related disclosures, including a reconciliation of the effective tax rate and a tabular roll forward of unrecognized tax benefits, will also be included in the Income Tax footnote to the Company’s Consolidated Financial Statements to be included in the 2009 Form 10-K.

Signature, page 65

7.	We note that signatures to the Forms 10-Q which were filed November 5, 2009, August 7, 2009 and May 5, 2009 were signed only by Razvan L. Theodoru, Vice-President and Secretary. In future filing, the Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2009 should include the signature of the chief financial officer or the principal accounting officer. See form 10-Q, General Instruction G, “Signature and Filing of Report”.

7. Domtar Corporation Response:

We note the Staff’s comment and will comply in future filings.

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In connection with the foregoing, we acknowledge that:

-	Domtar Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	Domtar Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 514-848-5234 should you require further information or have any questions.

Very truly yours,

/s/ Daniel Buron
Daniel Buron
Senior Vice-President and Chief Financial Officer

cc: John D. Williams, President and Chief Executive Officer

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